UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with (i) a meeting of the holders of class A ordinary shares, (ii) a meeting of the holders of class B ordinary shares and (iii) an annual general meeting of shareholders of Wellchange Holdings Company Limited (the “Company”), attached hereto and incorporated by reference herein are the Notice of Meetings of Shareholders and Proxy Statement, the Form of Proxy Card for the Class A Meeting, the Form of Proxy Card for the Class B Meeting, and the Form of Proxy Card for the AGM.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meetings of Shareholders and Proxy Statement
99.2	Form of Proxy Card for the Class A Meeting
99.3	Form of Proxy Card for the Class B Meeting
99.4	Form of Proxy Card for the AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 11, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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